EXHIBIT 99.4

BDO Dunwoody LLP Chartered Accountants And Advisors	Royal Bank Plaza P.O. Box 32 Toronto Ontario Canada M5J 2J8 Telephone: (416) 865-0200 Telefax: (416) 865-0887

Auditors’ Report

To the Board of Directors and the Shareholders of Banro Corporation

We have audited Banro Corporation (the “Company”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses has been identified and included in management’s assessment:

Financial Reporting and Review Process

The Company had insufficient controls and procedures in place to ensure appropriate segregation of duties within the Financial Reporting and Review Process. Specifically, the responsibilities assigned to the CFO include substantially all financial statement and note creation functions. No additional personnel in the Company perform functions at a level of precision that would adequately prevent or detect misstatements in a timely basis. In addition, the Company did not maintain adequate policies and procedures regarding end-user computing. Specifically, controls over the access to, and completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process were either not designed appropriately or did not operate as designed.

Entity-Level Controls

During the assessment of the Entity-Level Controls, we noted that design over the entity level controls was not sufficient to prevent a material weakness. The deficiencies in the design of the controls result in a reasonable possibility that a material misstatement may not be prevented or detected in the annual or interim financial statements in a timely manner. Specifically, the Audit Committee and senior management’s oversight of the assessment and reporting of internal control based on the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the process of identifying andassessing risks related to internal control over financial reporting within the Company based on this framework were not considered effective.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and this report does not affect our report on such financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated April 18, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict referring to changes in accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

April 18, 2008